

Mail Stop 3720

March 5, 2007

<u>**Via U.S. Mail and Fax (201-567-2203)**</u>
Mr. Gary Stern
President and Chief Executive Officer
Asta Funding, Inc.
210 Sylvan Avenue
Englewood Cliffs, NJ 07632

>   RE: **Asta Funding, Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2006**
>   **Filed December 14, 2006**
>
>   **Form 10-Q for Fiscal Quarter Ended December 31, 2006**
>   **File No. 0-26906**

Dear Mr. Stern:

We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Please address the following comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 30, 2006

Mr. Gary Stern
Asta Funding, Inc.
March 5, 2007
Page 2

Selected Financial Data, page 29

1.   Please disclose the balance sheet data as require by Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

        Critical Accounting Policies, page 31

2.   Please revise to discuss in detail here and to disclose in the notes to the financial
        statements, your rationale for asserting that future cash flows are both reasonably
        estimable and probable in accordance with paragraph .13 of Practice Bulletin 6. We also
        note that paragraph .13 states that if the amounts and timing of collections are not
        reasonably estimable and the ultimate collectibility of the acquisition amount of the loan
        and discount is not probable, the loan should be accounted for using the cost-recovery
        method. We note that over time the percentage of your loan portfolio that you have
        classified as Accrual Basis has increased significantly over the years. Please tell us what
        has changed in your loan portfolios to justify the use of the interest method rather than
        cost recovery. Tell us in detail your consideration of paragraph .18.

3.   Please discuss in detail, citing the authoritative accounting literature upon which you
        have relied, your rationale for any aggregation of loans under Practice Bulletin 6.

4.   Please revise to discuss in detail here and to disclose in the notes to the financial
        statements, your rationale for considering each purchase as a separate portfolio of
        receivables and your consideration of the aggregation criteria in paragraphs .12 and B-50
        through B-52 of SOP 03-3.

5.   Please revise to discuss in detail here and to disclose in the notes to the financial
        statements, your rationale for recognizing income under paragraph .06 of SOP 03-3. Tell
        us how you have determined that you have a reasonable expectation regarding the timing
        and amount of cash flows expected to be collected.

6.   Please revise to discuss in detail here and to disclose in the notes to the financial
        statements, your assumptions and basis for such assumptions for determining cash flows
        and IRR for each portfolio, including determination of any impairments regarding a
        portfolio.

Consolidated Statements of Cash Flows, page F-6

7.   We note that you report cash flows from sales of consumer receivables as investing
        activities. Please address the following regarding that presentation:

        •   Given your history of selling such receivables, please tell us how you determined that
            these cash flows should be reported as investing, rather than operating activities.

        •   Tell us the nature of the receivables and when you make the determination to sell the
            receivables, specifically, at or subsequent to acquisition.

        •   Please tell us how you applied the guidance of paragraph .08a of SOP 01-6 and
            paragraph 9 of SFAS 102.

Form 10-Q for December 31, 2006

8.   Revise, as applicable, for comments issued regarding Form 10-K for the Year Ended
        September 30, 2006.

                                    *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide
us with a response. Please furnish a letter that keys your response to our comment and provides
any requested information. Please file your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement
from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filings; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director